

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 10, 2013

<u>Via E-mail</u>
Mr. Richard J. Sullivan
President, Chief Executive Officer, and Assistant Secretary
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West
West Palm Beach, FL 33401

      Re: **Global Digital Solutions, Inc.**
              Registration Statement on Form 10
              Filed August 9, 2013
              File No. 0-26361

Dear Mr. Sullivan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Very truly yours,

                    /s/ Era Anagnosti

                    for Pamela A. Long
                    Assistant Director

cc: <u>Via E-mail</u>
        Owen Naccarato, Esq.
        Naccarato & Associates